Exhibit 99.1
DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of United States dollars)

	September 30,	December 31,
	2021	2020[1]
	$	$
Assets
Current assets:
Cash and cash equivalents	215,507	219,658
Trade and other receivables (Note 5)	20,647	15,690
Prepaids and deposits	5,737	2,942
Net investment in finance lease	82	99
Contract acquisition costs, net	2,079	1,345
	244,052	239,734
Non-current assets:
Contract acquisition costs, net	2,055	1,456
Net investment in finance lease	238	270
Right-of-use assets, net (Note 6)	3,321	2,798
Property and equipment, net (Note 7)	2,743	2,290
Intangible assets, net (Note 8)	1,706	2,096
Goodwill (Note 9)	5,429	5,600
	259,544	254,244

Liabilities
Current liabilities:
Trade and other payables	22,234	16,121
Deferred revenue	36,117	28,331
Contingent consideration (Note 4)	467	—
Lease obligations (Note 6)	1,318	1,260
Borrowings	—	15
	60,136	45,727
Non-current liabilities:
Contingent consideration (Note 4)	2,218	2,630
Lease obligations (Note 6)	2,948	2,544
Employee benefit obligations	2,595	2,330
Deferred tax liability	645	707
	68,542	53,938

Shareholders’ equity
Share capital (Note 11)	265,197	264,357
Contributed surplus	3,991	2,537
Accumulated other comprehensive income	2,274	1,699
Deficit	(80,460)	(68,287)
Total equity	191,002	200,306
	259,544	254,244

1 Please refer to Note 3 for retrospective change of accounting policy.
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE LOSS
(expressed in thousands of United States dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Revenue (Note 14)	27,068	16,096	74,441	44,161
Cost of revenue (Note 15 and 16)	5,683	2,883	14,699	8,564
Gross profit	21,385	13,213	59,742	35,597

Operating expenses
General and administrative (Note 16)	6,817	3,575	21,178	11,260
Sales and marketing (Note 16)	11,142	5,796	30,708	17,559
Research and development (Note 16)	5,481	3,265	14,858	9,476
Share-based compensation (Note 12)	745	512	1,662	1,317
Foreign exchange (gain) loss	(4,765)	440	375	(1,607)
Depreciation and amortization (Note 6, 7 and 8)	501	279	1,464	771
	19,921	13,867	70,245	38,776
Operating income (loss)	1,464	(654)	(10,503)	(3,179)

Finance expense, net (Note 10)	29	78	103	37
Other income	(21)	(19)	(64)	(57)
Income (loss) before income taxes	1,456	(713)	(10,542)	(3,159)

Income tax expense	795	445	1,631	754

Net income (loss) for the periods	661	(1,158)	(12,173)	(3,913)

Other comprehensive loss (income)
Item that may be reclassified subsequently to income:
Exchange loss (gain) on translation of foreign operations	4,691	117	(575)	2,035

Comprehensive loss	(4,030)	(1,275)	(11,598)	(5,948)

Income (loss) per share - basic	0.02	(0.04)	(0.37)	(0.14)
Income (loss) per share - diluted	0.02	(0.04)	(0.37)	(0.14)
Weighted average number of common shares outstanding - basic (Note 13)	32,834,833	28,820,652	32,809,397	28,632,806
Weighted average number of common shares outstanding - diluted (Note 13)	34,122,772	28,820,652	32,809,397	28,632,806

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(expressed in thousands of United States dollars, except number of shares)

	Common shares		Contributed surplus	Accumulated other comprehensive income (loss)	Deficit		Total
	#	$	$	$	$		$

Balance, December 31, 2019	28,454,200	89,745	1,102	805	(60,271)		31,381
Exercise of stock options	156,100	197	(55)	—	—		142
Share-based compensation	—	—	1,317	—	—		1,317
Issuance of common shares upon bought deal offering, net of share issuance costs (Note 11)	500,000	18,106	—	—	—		18,106
Comprehensive loss	—	—	—	(2,035)	(3,913)		(5,948)
Balance, September 30, 2020	29,110,300	108,048	2,364	(1,230)	(64,184)		44,998

Balance, December 31, 2020 (Note 3)	32,630,536	264,357	2,537	1,699	(68,287)	0	200,306
Exercise of stock options (Note 11 and 12)	147,025	548	(160)	—	—		388
Share-based compensation (Note 12)	—	—	1,662	—	—		1,662
Share issuance under ESPP (Note 11 and 12)	4,945	292	(48)	—	—		244
Comprehensive income (loss)	—	—	—	575	(12,173)		(11,598)
Balance, September 30, 2021	32,782,506	265,197	3,991	2,274	(80,460)		191,002
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(expressed in thousands of United States dollars)

	Nine months ended September 30,
	2021	2020
	$	$
Cash flows (used in) from operating activities
Net loss	(12,173)	(3,913)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,464	771
Share-based compensation	1,662	1,317
Unrealized foreign exchange gain	(199)	(1,516)
Deferred tax recovery	(43)	—
Finance expense, net	103	274
Changes in non-cash working capital items:
Trade and other receivables	(5,245)	(7,554)
Prepaids and deposits	(2,859)	(713)
Contract acquisition costs	(1,358)	(1,032)
Trade and other payables	6,825	2,639
Employee benefit obligations	405	366
Deferred revenue	8,194	7,470
Cash used in operating activities	(3,224)	(1,891)

Cash flows used in investing activities
Purchase of property and equipment	(999)	(991)
Cash used in investing activities	(999)	(991)

Cash flows (used in) from financing activities
Payments received on net investment in finance lease	64	65
Repayment of lease obligation	(1,004)	(786)
Interest received	306	—
Proceeds from exercise of stock options	388	142
Proceeds from share issuance under ESPP	244	—
Proceeds from bought deal offering of common shares	—	19,029
Share issuance cost	—	(923)
Repayment of borrowings	(15)	(16)
Cash (used in) from financing activities	(17)	17,511

Net change in cash and cash equivalents during the period	(4,240)	14,629
Effect of foreign exchange on cash and cash equivalents	89	(72)
Cash and cash equivalents, beginning of the period	219,658	46,278
Cash and cash equivalents, end of the period	215,507	60,835

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2021
(expressed in thousands of US dollars, except share amounts)

1	Nature of business

Docebo Inc. (the “Company” or “Docebo”) is a provider of cloud-based learning management systems. The Company was incorporated on April 21, 2016 under the laws of the Province of Ontario. The Company’s head office is located at Suite 701, 366 Adelaide Street West, Toronto, M5V 1R9, Canada.

The Company’s shares are listed on both the Toronto Stock Exchange (“TSX”), as of October 8, 2019, and the Nasdaq Global Select Market (the “Nasdaq”), as of December 3, 2020, under the stock symbol “DCBO”.

The impact of the novel coronavirus (“COVID-19”) pandemic, with its combined health toll and sharp decline in global economic output, is unprecedented and the full extent of the impact will depend on future developments. These developments are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning its severity, its duration and actions by government authorities to contain the outbreak or manage its impact.

In response to the pandemic, we have modified our business practices with a focus on the health and well-being of our workforce both in Europe and North America which is now working remotely where required by local law or regulation and has been, depending on personal preferences and circumstances, provided with the flexibility to continue working remotely when such laws or regulations are lifted. The extent of the impact of COVID-19 and measures taken to contain the virus on our results of operations and overall financial performance remains uncertain.

The Company has the following subsidiaries:

Entity name	Country	Ownership percentage September 30, 2021	Ownership percentage December 31, 2020
		%	%
Docebo S.p.A	Italy	100	100
Docebo NA, Inc.	United States	100	100
Docebo EMEA FZ-LLC	Dubai	100	100
Docebo UK Limited	England	100	100
Docebo France Société par Actions Simplifiée[1] (“Docebo France”)	France	100	100
Docebo DACH GmbH[2] (“Docebo Germany”)	Germany	100	—

1 On March 18, 2021 forMetris Société par Actions Simplifiée (“forMetris”) changed its name to Docebo France Société par Actions Simplifiée.

2 On March 23, 2021 the Company incorporated a new subsidiary, Docebo Germany.

2	Basis of preparation

Statement of compliance

These unaudited condensed consolidated interim financial statements (“financial statements”) have been prepared by management using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2020. These unaudited condensed consolidated interim financial statements have been prepared in compliance with IAS 34 – Interim Financial Reporting. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) have been omitted or

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2021
(expressed in thousands of US dollars, except share amounts)
condensed. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2020.

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on November 10, 2021.

Use of estimates, judgments and assumptions

The preparation of these financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In preparing these financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those applied and described in the Company’s annual audited consolidated financial statements for the year ended December 31, 2020.

3	Summary of significant accounting policies

In preparing these financial statements, the significant accounting policies applied in these financial statements are the same as those applied and described in the Company’s annual audited consolidated financial statements for the year ended December 31, 2020, except as described below.

Employee share purchase plan

The first offering period under the Company’s Employee Share Purchase Plan (“ESPP”) began on January 15, 2021, with the first purchase under the plan occurring on July 15, 2021. Share-based compensation expense related to the ESPP is measured based on grant date at fair value of the expected discount to be provided to the employees who are registered in the plan. The Company recognizes share-based compensation expense related to shares issued pursuant to the ESPP on a straight-line basis over the offering period, which is 6 months. The ESPP allows employees to purchase shares of the Company's common stock at a 15 percent discount from the Company’s stock price on the last day of the offering period. Under the plan, employees may change their percentage election or withdraw from the plan at any time during the offering period. The ESPP does not include any buy-back provisions or price protection against reductions in share price.

Change in accounting policy

In March 2021, the International Financial Reporting Interpretations Committee (“IFRIC”) finalized an agenda decision which clarified the customer’s accounting for configuration and customization in a cloud computing arrangement. As a result of this decision, in Q1 2021, the Company changed its accounting policy for costs incurred for cloud computing arrangements with retrospective application. As a result of the change, intangible assets of $362 were derecognized with a corresponding increase to deficit as of December 31, 2020. There was no impact to operating expenses or net loss for the three and nine months ended September 30, 2020 as a result of this change. The impact of the change for the year ended December 31, 2020 was an increase to research and development costs of $384 and a decrease in depreciation and amortization expense of $22. The impact on net loss for the year ended December 31, 2020 was an increase of $362.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2021
(expressed in thousands of US dollars, except share amounts)

4	Business combination

On October 30, 2020, Docebo acquired all of the issued and outstanding shares of forMetris, a leading SaaS-based learning impact evaluation platform based in Paris, France. Total consideration of $6,417, which includes the estimated amounts of contingent consideration, consisted of $2,624 cash paid on the closing date and the issuance of 29,024 Common Shares of the Company for consideration of $1,163, at a fair value of C$53.38 per share at the closing date, which is based on the quoted price of the Common Shares on the Toronto Stock Exchange on the closing date. The fair value of the contingent consideration of $2,630 (maximum undiscounted payable of $2,803) is payable contingent on the performance of agreed revenue milestones in each of the next three years. In addition, compensation expense is being recorded for one employee of the acquiree who is entitled to payments of up to $2,447 over the next three years based on the achievement of both yearly performance milestones and continued employment. The contingent consideration and the employee compensation expense installments are to be paid by a combination of 20% in cash and 80% in shares of the Company (subject to any required regulatory approvals).

The acquisition has been accounted for as a business combination in accordance with IFRS 3, Business Combinations, using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value. The allocation of the purchase price to assets acquired and liabilities assumed was based on management’s best estimates of the fair values as at October 30, 2020. As at March 31, 2021, the Company finalized the fair value of the assets acquired and liabilities assumed at the acquisition date which led to a revised assessment of trade and other payables resulting in a reduction of $102 to goodwill compared to the previously estimated amounts reported in the 2020 financial statements.

The following table summarizes the allocations of the consideration paid and the amounts of fair value of the assets acquired and liabilities assumed at the acquisition date:

Fair value recognized on acquisition
$
Assets
Current assets:
Cash and cash equivalents	174
Trade and other receivables	763
Prepaid expenses and other current assets	61
998
Non-current assets:
Property and equipment, net	—
Right-of-use asset, net	194
Customer relationships	1,458
Technology	548
Trade name and trademarks	47
Goodwill	5,461
Other non-current assets	71
Total assets	8,777

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2021
(expressed in thousands of US dollars, except share amounts)

Liabilities
Current liabilities:
Trade and other payables	857
Deferred revenue	700
Finance lease liability	140
1,697
Non-current liabilities:
Finance lease liability	54
Borrowings	278
Deferred tax liability	331
Total liabilities	2,360
Fair value of net assets acquired	6,417

Paid in Common Shares of the Company	1,163
Paid in cash	2,624
Contingent consideration	2,630
Total purchase consideration	6,417

Goodwill arising on the acquisition reflects the benefits attributable to synergies, revenue growth, future market development and the fair value of an assembled workforce. These benefits were not recognized separately from goodwill because they did not meet the recognition criteria for identifiable intangible assets. This goodwill is not deductible for income taxes.

Contingent consideration comprises earn-out payments due to sellers for meeting certain revenue conditions over the three years following the date of acquisition. The fair value of the contingent consideration was calculated using discounted cash flows and was $2,630 as at the date of acquisition. The fair value of the contingent consideration as at September 30, 2021 was $2,685 (December 31, 2020 - $2,630); $467 (December 31, 2020 - nil) will be paid in the first quarter of 2022 if the acquiree achieves its performance milestones for the fiscal year 2021. The Company incurred interest accretion in relation to the contingent consideration for the three and nine months ended September 30, 2021 of $19 and $55, respectively.

5	Trade and other receivables

The Company’s trade and other receivables as at September 30, 2021 and December 31, 2020 include the following:

	2021	2020
	$	$
Trade receivables	16,755	12,660
Accrued revenues	2,276	706
Tax credits receivable	1,614	1,678
Other receivables	2	646
	20,647	15,690

Included in trade receivables is a loss allowance of $1,125 as at September 30, 2021 and $1,146 as at December 31, 2020.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2021
(expressed in thousands of US dollars, except share amounts)

6	Leases
The Company’s right-of-use assets by class of assets are as follows:

	Premises	Others	Total
	$	$	$
Costs
Balance – December 31, 2020	3,861	297	4,158
Additions	1,238	70	1,308
Disposals	—	(7)	(7)
Effects of foreign exchange	(97)	(32)	(129)
Balance – September 30, 2021	5,002	328	5,330

Accumulated amortization
Balance – December 31, 2020	1,190	170	1,360
Amortization	656	56	712
Effects of foreign exchange	(34)	(29)	(63)
Balance – September 30, 2021	1,812	197	2,009

Carrying value
Net balance – December 31, 2020	2,671	127	2,798
Net balance – September 30, 2021	3,190	131	3,321

The Company’s lease obligations are as follows:

2021
$
Balance – December 31, 2020	3,804
Additions	1,308
Disposals	(7)
Interest accretion	258
Lease repayments	(1,004)
Effects of foreign exchange	(93)
Balance – September 30, 2021	4,266

Current	1,318
Non-current	2,948
4,266

Expenses incurred for the three and nine months ended September 30, 2021 relating to short-term leases and leases of low-value assets were $76 and $234, respectively (2020 - $65 and $173).

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2021
(expressed in thousands of US dollars, except share amounts)

7	Property and equipment

	Furniture and office equipment	Leasehold improvements	Land and Building	Total
	$	$	$	$
Cost
Balance – December 31, 2020	1,078	1,856	393	3,327
Additions	948	51	—	999
Effects of foreign exchange	(51)	(56)	(22)	(129)
Balance – September 30, 2021	1,975	1,851	371	4,197

Accumulated depreciation
Balance – December 31, 2020	526	432	79	1,037
Depreciation	237	222	10	469
Effects of foreign exchange	(30)	(16)	(6)	(52)
Balance – September 30, 2021	733	638	83	1,454

Carrying value
Balance – December 31, 2020	552	1,424	314	2,290
Balance – September 30, 2021	1,242	1,213	288	2,743

8	Intangible assets

	Acquired
	Customer relationships	Technology	Trademarks	Total
	$	$	$	$
Cost
Balance – December 31, 2020 (Note 3)	1,534	577	50	2,161
Effects of foreign exchange	(85)	(32)	(3)	(120)
Balance – September 30, 2021	1,449	545	47	2,041

Accumulated amortization
Balance – December 31, 2020 (Note 3)	43	19	3	65
Amortization	188	83	12	283
Effects of foreign exchange	(10)	(2)	(1)	(13)
Balance – September 30, 2021	221	100	14	335

Carrying value
Balance – December 31, 2020 (Note 3)	1,491	558	47	2,096
Balance – September 30, 2021	1,228	445	33	1,706

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2021
(expressed in thousands of US dollars, except share amounts)

9	Goodwill

$
Balance – December 31, 2020	5,600
Adjustments (Note 4)	(102)
Effects of foreign exchange	(69)
Balance – September 30, 2021	5,429

10	Borrowings

Credit Facility

On July 25, 2019, the Company secured a committed revolving term credit facility (the “Credit Facility”) from the Toronto-Dominion Bank. Upon the closing of initial public offering on October 8, 2019, the commitment was increased to $15,000. The amount available to be drawn under the Credit Facility from time to time is equal to the lesser of (i) the commitment and (ii) an amount equal to the trailing one-month consolidated recurring revenue of the Company (“MRR”) multiplied by six multiplied by the trailing twelve month gross retention rate percentage on MRR (which rate shall not exceed 100%), minus the amount of any statutory prior claims then in existence. The Credit Facility will mature on July 25, 2022 (the “Maturity Date”). The Maturity Date may be extended for an additional 364 days, at the discretion of the lender, upon the Company providing written notice to the lender requesting such an extension. Interest on the drawn facility is set at LIBOR plus 2.75%. The standby fee on the undrawn balance is 0.50%.

On June 1, 2021, the Company terminated the Credit Facility and repaid all accrued and unpaid interest. Unamortized financing costs of $64 were derecognized and expensed to finance expense during the second quarter. Prior to termination, the balance drawn on the facility was nil.

Finance expense, net

Finance expense for the three and nine months ended September 30, 2021 and 2020 is comprised of:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Interest on contingent consideration	19	—	55	—
Interest on lease obligations	83	92	258	237
Interest and amortization of deferred financing costs on credit facility	—	12	84	35
Interest income	(109)	(26)	(331)	(236)
Bank fees and other	36	—	37	1
	29	78	103	37

11	Share capital

Authorized:
Unlimited common shares with no par value
Issued and outstanding:
	Number of shares	Amount

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2021
(expressed in thousands of US dollars, except share amounts)

	#	$
Balance – December 31, 2019	28,454,200	89,745
Stock option exercise	191,429	342
IPO share issuance (i)	500,000	18,106
DSU release	5,883	86
forMetris acquisition (ii)	29,024	1,163
IPO share issuance (iii)	3,450,000	154,915
Balance – December 31, 2020	32,630,536	264,357
Stock option exercise	147,025	548
Share issuance under ESPP (iv)	4,945	292
Balance – September 30, 2021	32,782,506	265,197

(i)    On August 27, 2020, the Company completed a bought deal offering comprised of 500,000 common shares issued from treasury and offered by the Company for gross proceeds of $19,029 (C$25,000). Share issuance costs for the Company amounted to $923 resulting in net proceeds of $18,106.

(ii)    On October 30, 2020, the Company acquired all of the issued and outstanding shares of forMetris for total consideration of $6,417 (Note 4). Consideration included the issuance of 29,024 common shares to the vendors of forMetris for consideration of $1,163. The measurement of the shares consideration was determined as the fair value of the shares of $40.07 (C$53.38) per share at the closing date.

(iii)    On December 7, 2020, the Company completed an IPO in the United States and concurrently listed its common shares on the Nasdaq Global Select Market and issued 3,450,000 common shares for a total gross consideration of $165,600. Share issuance costs amounted to $10,685 resulting in net proceeds of $154,915.

(iv)    On July 15, 2021, the Company issued 4,945 common shares from treasury under the Global Employee Share Purchase Plan.

12	Share-based compensation

The Company has five components of its share-based compensation plan: stock options, deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”) and employee share purchase plan (“ESPP”). Share-based compensation expense for the three and nine months ended September 30, 2021 was $745 and $1,662, respectively (2020 - $512 and $1,317). The expense associated with each component is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Stock options	443	306	1,103	857
ESPP	71	—	71	—
DSUs	231	206	488	460
	745	512	1,662	1,317

There were no RSUs or PSUs issued and outstanding for the three and nine months ended September 30, 2021 and 2020.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2021
(expressed in thousands of US dollars, except share amounts)

The changes in the number of stock options during the nine months ended September 30, 2021 and 2020 were as follows:

	2021		2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	C$	#	C$
Options outstanding – December 31	1,516,641	6.73	1,692,347	5.41
Options granted	179,961	52.40	44,190	12.44
Options forfeited	(28,736)	14.84	(38,385)	9.51
Options exercised	(147,025)	3.37	(156,100)	1.18

Options outstanding – September 30	1,520,841	12.31	1,542,052	5.94
Options exercisable – September 30	814,367	2.54	823,600	1.31

The following table is a summary of the Company’s stock options outstanding as at September 30, 2021:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	784,368	5.7	0.0001 - 1.09	695,968
8.86 - 11.06	190,522	9.21	8.86 - 11.06	59,784
15.79 - 16.00	341,701	8.03	15.79 - 16.00	57,529
26.43 - 69.48	204,250	9.45	26.43 - 69.48	1,086
	1,520,841	7.17		814,367

The following table is a summary of the Company’s stock options outstanding as at September 30, 2020:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	927,800	6.47	0.0001 - 1.09	787,200
8.86 - 11.06	221,818	10.19	8.86 - 11.06	36,400
15.79 - 26.43	392,434	9.04	15.79 - 26.43	—
	1,542,052	7.66		823,600

DSUs

The following table presents information concerning the number of DSUs granted by the Company:

#
DSUs – December 31, 2020	44,142
Granted (at C$51.63 - 77.47 per unit)	14,916
DSUs - September 30, 2021	59,058

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2021
(expressed in thousands of US dollars, except share amounts)

13	Loss per share
The following table summarizes the calculation of the weighted average number of basic and diluted common shares:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	#	#	#	#
Weighted average number of basic Common Shares	32,834,833	28,820,652	32,809,397	28,632,806
Share options	1,228,881	—	—	—
DSUs	59,058	—	—	—
Weighted average number of diluted Common Shares	34,122,772	28,820,652	32,809,397	28,632,806

The Company has two categories of potentially dilutive securities: stock options and DSUs. All potentially dilutive securities have been excluded from the calculation of diluted loss per share for the periods in which the Company is in a net loss position. Including the dilutive securities in these periods would be anti-dilutive; therefore, basic and diluted number of shares used in the calculation is the same for the periods presented.

The outstanding number and type of securities that could potentially dilute basic net income per share in the future but would have decreased the loss per share (anti-dilutive) for the periods in which the Company is in a net loss position are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	#	#	#	#
Stock options	—	1,270,984	1,194,544	1,168,599
DSUs	—	48,043	51,088	40,312
	—	1,319,027	1,245,632	1,208,911

14	Disaggregated revenue

The Company derives its revenues from two main sources, subscription to its software-as-a-service applications (“SaaS”), and professional services revenue, which includes services such as initial implementation, project management, and training.

The following table represents disaggregation of revenue for the three and nine months ended September 30:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Subscription revenue	25,057	15,101	68,476	40,699
Professional services	2,011	995	5,965	3,462
	27,068	16,096	74,441	44,161

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2021
(expressed in thousands of US dollars, except share amounts)

15	Cost of revenue

The following table represents cost of revenue for the three and nine months ended September 30:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Employee wages and benefits	3,615	1,953	9,567	5,836
Web hosting fees	939	694	2,482	1,981
Partner fees	977	166	2,172	480
Other	152	70	478	267
	5,683	2,883	14,699	8,564

16	Employee compensation

The total employee compensation comprising salaries and benefits for the three and nine months ended September 30, 2021 was $18,554 and $51,520, respectively (2020 -$10,332 and $29,907).

Employee compensation costs were included in the following expenses for the three and nine months ended September 30:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Cost of revenue	3,615	1,953	9,567	5,836
General and administrative	2,666	1,633	7,797	4,683
Sales and marketing	8,231	4,219	22,609	11,998
Research and development	4,042	2,527	11,547	7,390
	18,554	10,332	51,520	29,907

17	Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly, including the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Technology Officer, Chief Corporate Development Officer and other senior officers and Directors.

Compensation expense for the Company’s key management personnel for the three and nine months ended September 30, 2021 and 2020 is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Salaries and benefits	916	388	2,824	1,622
Share-based compensation	486	206	1,110	460
	1,402	594	3,934	2,082

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2021
(expressed in thousands of US dollars, except share amounts)

18	Financial instruments and risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. Due to the Company’s diversified customer base, there is no particular concentration of credit risk related to the Company’s trade and other receivables. Trade and other receivables are monitored on an ongoing basis to ensure timely collection of amounts. Potential effects from COVID-19 on the Company’s credit risk have been considered and have resulted in increases to its allowances for expected credit losses on customer balances. The Company continues its assessment given the fluidity of COVID-19’s global impact.

The carrying values of cash and cash equivalents, trade and other receivables, trade and other payables and borrowings approximate fair values due to the short-term nature of these items. The items being carried at fair value or the interest rates charged approximate current market rates. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Contingent consideration is classified as a Level 3 financial instrument. The valuation method and significant assumptions used to determine the fair value of the contingent consideration has been disclosed in Note 4. During the three and nine months ended September 30, 2021, there were no transfers of amounts between levels in the fair value hierarchy.

19	Segment information

The Company reports segment information based on internal reports used by the chief operating decision maker (“CODM”) to make operating and resource allocation decisions and to assess performance. The CODM is the Chief Executive Officer. The CODM makes decisions and assesses performance of the Company on a consolidated basis such that the Company is a single reportable operating segment.

The following tables present details on revenues derived in the following geographical locations for the three and nine months ended September 30, 2021 and 2020.

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
North America	19,768	11,579	53,907	31,551
Rest of World	7,300	4,517	20,534	12,610
	27,068	16,096	74,441	44,161